SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

SentinelOne, Inc.

(Name of Issuer)
Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)
81730H 10 9

(CUSIP Number)
Andrew Prodromos
Deputy General Counsel and Chief Compliance Officer
Insight Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
(212) 230-9200

With a copy to:
Matthew J. Guercio
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 2, 2021

(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Venture Partners X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 15,734,225 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,734,225 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,734,225 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 12,902,253 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 12,902,253 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,902,253 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,495,815 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,495,815 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,495,815 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Venture Partners X (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 374,372 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 374,372 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,372 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,221,222 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,221,222 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,222 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners (Cayman) XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,337,912 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,337,912 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,912 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners (Delaware) XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 170,827 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 170,827 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,827 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 20,335 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 20,335 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,335 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors) (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 28,028 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 28,028 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,028 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners (EU) XI, S.C.Sp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 158,685 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 158,685 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,685 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners Fund X Follow-On Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 84,734 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 84,734 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,734 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners Fund X (Cayman) Follow-On Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 106,492 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 106,492 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,492 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners Fund X (Delaware) Follow-On Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,140 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,140 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,190 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,190 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,190 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Venture Associates X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 31,506,665 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 31,506,665 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,506,665 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Venture Associates X, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 31,506,665 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 31,506,665 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,506,665 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Associates XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,778,324 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,778,324 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,778,324 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Associates XI, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,778,324 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,778,324 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,778,324 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Associates (EU) XI, S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 158,685 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 158,685 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,685 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Associates Fund X Follow-On, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 202,556 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 202,556 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,556 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Associates Fund X Follow-On, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 202,556 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 202,556 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,556 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 34,646,230 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 34,646,230 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,646,230 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

Item 1.     Security and Issuer
This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of SentinelOne, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 444 Castro Street, Suite 400, Mountain View, California 94041.

Item 2.     Identity and Background.
(a)
This Statement is being filed jointly on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”): (i) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“IVP X”); (ii) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman X”); (iii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership (“IVP Delaware X”); (iv) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors X” and, together with IVP X, IVP Cayman X and IVP Delaware X, the “IVP X Funds”); (v) Insight Partners XI, L.P., a Cayman Islands exempted limited partnership (“IP XI”); (vi) Insight Partners (Cayman) XI, L.P., a Cayman Islands exempted limited partnership (“IP Cayman XI”); (vii) Insight Partners (Delaware) XI, L.P., a Delaware limited partnership (“IP Delaware XI”); (viii) Insight Partners XI (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IP Co-Investors XI”); (ix) Insight Partners XI (Co-Investors) (B), L.P., a Cayman Islands exempted limited partnership (“IP Co-Investors B XI”); (x) Insight Partners (EU) XI, S.C.Sp., a Luxembourg special limited partnership (“IP EU XI” and, together with IP XI, IP Cayman XI, IP Delaware XI, IP Co-Investors XI and IP Co-Investors B XI, the “IP XI Funds”); (xi) Insight Partners Fund X Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X FOF”); (xii) Insight Partners Fund X (Cayman) Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X Cayman FOF”); (xiii) Insight Partners Fund X (Delaware) Follow-On Fund, L.P., a Delaware limited partnership (“IP X Delaware FOF”); (xiv) Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X Co-Investors FOF” and, together with IP X FOF, IP X Cayman FOF and IP X Delaware FOF, the “IP X FOF Funds”); (xv) Insight Venture Associates X, L.P., a Cayman Islands exempted limited partnership (“IVA X”); (xvi) Insight Venture Associates X, Ltd., a Cayman Islands exempted company (“IVA X Ltd”); (xvii) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership (“IA XI”); (xviii) Insight Associates XI, Ltd., a Cayman Islands exempted company (“IA XI Ltd”); (xix) Insight Associates (EU) XI, S.a.r.l., a Luxembourg limited liability company (“IA EU XI”); (xx) Insight Associates Fund X Follow-On, L.P., a Cayman Islands exempted limited partnership (“IA X FOF”); (xxi) Insight Associates Fund X Follow-On, Ltd., a Cayman Islands exempted company (“IA X FOF Ltd”); and (xxii) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).

The general partner of each of the IVP X Funds is IVA X, whose general partner is IVA X Ltd. The general partner of each of the IP XI Funds (other than IP EU XI) is IA XI, whose general partner is IA XI Ltd, and the general partner of IP EU XI is IA EU XI.  The general partner of each of the IP X FOF Funds is IA X FOF, whose general partner is IA X FOF Ltd.  The sole shareholder of each of IVA X Ltd, IA XI Ltd, IA EU XI and IA X FOF Ltd is Holdings, which is managed by a four (4) person Board of Managers.

Schedule I hereto sets forth a list of all of the managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of Holdings.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 12, 2021, a copy of which is attached as Exhibit 7.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) of the Exchange Act.

(b)
The address of the principal office of each Reporting Person is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.  Schedule I hereto sets forth the address of the principal office of each Scheduled Person.

(c)
The principal business of each of the IVP X Funds, IP XI Funds and IP X FOF Funds is making private equity, venture capital and related investments.  The principal business of IVA X, IA XI, IA EU XI and IA X FOF is acting as the general partner of the IVP X Funds, the IP XI Funds (other than IP EU XI), IP EU XI and the IP X FOF Funds, respectively. The principal business of IVA X Ltd, IA XI Ltd and IA X FOF Ltd is acting as the general partner of IVA X, IA XI and IA X FOF, respectively. The principal business of Holdings is acting as the shareholder of IVA X Ltd, IA XI Ltd, IA EU XI, IA X FOF Ltd and other affiliated entities.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons or Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
IVP Delaware X, IP Delaware XI, IP X Delaware FOF and Holdings are organized under the laws of the State of Delaware. IP EU XI and IA EU XI are organized under the laws of Luxembourg. The other Reporting Persons are organized under the laws of the Cayman Islands.  Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3.     Sources and Amount of Funds or Other Consideration

On May 31, 2019, the IVP X Funds acquired 4,568,527 shares of the Issuer’s Series D Preferred Stock (“Series D Preferred Stock”) for $9.85 per share.

On June 17, 2019, the IVP X Funds acquired 597,193 shares of the Issuer’s Common Stock (“Common Stock”) for $8.3725 per share.

On February 6, 2020, the Issuer effected a one-for-three forward stock split of its outstanding capital stock.

On February 7, 2020, the IVP X Funds acquired 12,341,362 shares of the Issuer’s Series E Preferred Stock (“Series E Preferred Stock”) for $4.8617 per share and 685,626 shares of Common Stock for $3.6463 per share.

On October 28, 2020, the IVP X Funds acquired 1,444,286 shares of the Issuer’s Series F Preferred Stock (“Series F Preferred Stock” and, together with the Series D Preferred Stock and Series E Preferred Stock, the “Preferred Stock”) for $12.0614 per share.

On December 31, 2020, the IVP X Funds and IP XI Funds acquired 3,316,749 shares of Common Stock for $12.0614 per share.

On April 22, 2021, the IVP X Funds and IP XI Funds acquired 85,403 shares of Common Stock for $23.00 per share.

On June 21, 2021, the Issuer amended and restated its certificate of incorporation to, among other things, redesignate its outstanding Common Stock as Class B Common Stock (“Class B Common Stock”) and create a new class of Class A Common Stock to be offered and sold in the Issuer’s initial public offering (“IPO”).

Each share of Series D Preferred Stock and Series F Preferred Stock automatically converted into one share of Class B Common Stock upon the closing of the IPO.  Each share of Series E Preferred Stock automatically converted into approximately 1.0869 shares of Class B Common Stock upon the closing of the IPO.

Pursuant to the terms of certain Common Stock Purchase Agreements, dated as of June 18, 2021 (the “Common Stock Purchase Agreements”), by and among the Issuer and the IP X FOF Funds, on July 2, 2021, concurrently with the closing of the IPO, the IP X FOF Funds acquired from the Issuer, in a private placement, 202,556 shares of Class A Common Stock for $35.00 per share (which was the price per share of Class A Common Stock to the public in the IPO).

The Common Stock and Preferred Stock were acquired with available capital of the IVP X Funds, IP XI Funds and IP X FOF Funds.

Item 4.      Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes. The Reporting Persons acquired the Class A Common Stock which they beneficially own in the belief that the Class A Common Stock represents an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. There can be no assurance as to the outcome of any of the discussions referred to in this Statement.

Depending on such factors, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	and (b)

On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Reporting Person	Shares of Class A Common Stock	Shares of Class B Common Stock (1)	Percentage of Class A Common Stock (2)(3)
Insight Venture Partners X, L.P.	-	15,734,225	20.7%
Insight Venture Partners (Cayman) X, L.P.	-	12,902,253	16.9%
Insight Venture Partners (Delaware) X, L.P.	-	2,495,815	3.3%
Insight Venture Partners X (Co-Investors), L.P.	-	374,372	0.5%
Insight Partners XI, L.P.	-	1,221,222	1.6%
Insight Partners (Cayman) XI, L.P.	-	1,337,912	1.8%
Insight Partners (Delaware) XI, L.P.	-	170,827	0.2%
Insight Partners XI (Co-Investors), L.P.	-	20,335	0.0%
Insight Partners XI (Co-Investors) (B), L.P.	-	28,028	0.0%
Insight Partners (EU) XI, S.C.Sp.	-	158,685	0.2%
Insight Partners Fund X Follow-On Fund, L.P.	84,734	-	0.1%
Insight Partners Fund X (Cayman) Follow-On Fund, L.P.	106,492	-	0.1%
Insight Partners Fund X (Delaware) Follow-On Fund, L.P.	4,140	-	0.0%
Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.	7,190	-	0.0%
Insight Venture Associates X, L.P.	-	31,506,665	41.4%
Insight Venture Associates X, Ltd.	-	31,506,665	41.4%
Insight Associates XI, L.P.	-	2,778,324	3.6%
Insight Associates XI, Ltd.	-	2,778,324	3.6%
Insight Associates (EU) XI, S.a.r.l.	-	158,685	0.2%
Insight Associates Fund X Follow-On, L.P.	202,556	-	0.3%
Insight Associates Fund X Follow-On, Ltd.	202,556	-	0.3%
Insight Holdings Group, LLC	202,556	34,443,674	45.5%

(1)
Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B Common Stock, (ii) seven years from the effective date of the IPO, (iii) the first date following the IPO on which the number of shares of outstanding Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) held by Tomer Weingarten, including certain entities that Mr. Weingarten controls, is less than 25% of the number of shares of Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) that Mr. Weingarten originally held as of the date of the IPO, (iv) the date fixed by the Issuer’s board of directors (the “Board”), following the first date following the completion of the IPO when Mr. Weingarten is no longer providing services to the Issuer as an officer, employee, consultant or member of the Board, (v) the date fixed by the Board following the date, if applicable, on which Mr. Weingarten is terminated for cause, as defined in the Issuer’s restated certificate of incorporation, and (vi) the date that is 12 months after the death or disability, as defined in the Issuer’s restated certificate of incorporation, of Mr. Weingarten.

(2)
Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person, by (b) the sum of (i) 41,678,568 shares of Class A Common Stock outstanding after the IPO and the private placement and assuming the underwriters exercise their over-allotment option in full, and (ii) the number of shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Person(s) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Statement.

(3)
The Class B Common Stock has 20 votes per share, and the Class A Common Stock has one vote per share.  The percentage ownership of the Reporting Person reported in this Statement does not give effect to the 20 votes per share of Class B Common Stock because the shares of Class B Common Stock are treated as converted into Class A Common Stock for the purpose of this Statement.

On the date of this Statement, the Reporting Persons beneficially own an aggregate of 202,556 shares of Class A Common Stock and 34,443,674 shares of Class B Common Stock, which represent approximately 45.5% of the Class A Common Stock outstanding (calculated in accordance with footnote (1) above).  If all outstanding shares of Class B Common Stock (as reported in the Issuer’s prospectus dated June 29, 2021, as filed with the U.S. Securities and Exchange Commission on June 30, 2021 (the “Prospectus”)) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own approximately 13.2% of the shares of Class A Common Stock deemed outstanding.

Each of the Reporting Persons shares voting and dispositive power over the shares of Class A Common Stock and Class B Common Stock held directly by the IVP X Funds, IP XI Funds and IP X FOF Funds.

Each of Holdings, IVA X Ltd, IA XI Ltd, IA X FOF Ltd, IVA X, IA XI, IA EU XI and IA X FOF expressly declare that this Statement shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered by this Statement.

To the Reporting Persons’ knowledge, no shares of Class A Common Stock or Class B Common Stock are beneficially owned by any Scheduled Person.

(c)	Except as described in this Statement, during the last 60 days, none of the Reporting Persons has effected any transaction involving shares of Class A Common Stock.

(d)
Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock or Class B Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Certain of the Reporting Persons are party to the following contracts with respect to the securities of the Issuer:

Lock-Up Agreements

In connection with the IPO, the IVP X Funds, IP XI Funds and IP X FOF Funds entered into Lock-Up Agreements with the underwriters pursuant to which such Reporting Persons, with limited exceptions, agreed to not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, or their representatives, transfer shares of common stock of the Issuer, including any hedging transactions, during the period ending on the earlier of (i) the opening of trading on the second trading day immediately following the Issuer’s public release of earnings for the third quarter of fiscal 2022 and (ii) the date that is 180 days after the date of the Prospectus.

The foregoing description of the Lock-Up Agreements is a summary only and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as Exhibit 7.2 herewith and incorporated by reference herein.

Investors’ Rights Agreement

Pursuant to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of October 28, 2020, by and among the Issuer, the IVP X Funds, the IP XI Funds and certain other holders listed therein (the “Investors’ Rights Agreement”), such Reporting Persons are entitled to certain registration rights in connection with the resale of the shares of capital stock of the Issuer owned or acquired by such Reporting Persons (the “Registerable Securities”), including customary demand registration rights, piggy-back registration rights and a re-sale shelf-registration statement covering the Registerable Securities.

The foregoing description of the Investors’ Rights Agreement is a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as Exhibit 7.3 herewith and incorporated by reference herein.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above (or any Scheduled Person) or between such persons and any other person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement, dated July 12, 2021, by and among the Reporting Persons.
Exhibit 7.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 2 to Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on June 28, 2021).
Exhibit 7.3
Amended and Restated Investors’ Rights Agreement among SentinelOne, Inc. and certain holders of its capital stock, dated October 28, 2020 (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on June 28, 2021).

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021
INSIGHT VENTURE PARTNERS X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS (CAYMAN) XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS (DELAWARE) XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS XI (CO-INVESTORS), L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021	INSIGHT PARTNERS (EU) XI, S.C.SP. By: Insight Associates (EU) XI, S.a.r.l., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021
INSIGHT PARTNERS FUND X FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS FUND X (CAYMAN) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS FUND X (DELAWARE) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021
INSIGHT PARTNERS FUND X (CO-INVESTORS) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: July 12, 2021	INSIGHT VENTURE ASSOCIATES X, L.P. By: Insight Venture Associates X, Ltd., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021	INSIGHT VENTURE ASSOCIATES X, LTD. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021	INSIGHT ASSOCIATES XI, L.P. By: Insight Associates XI, Ltd., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021	INSIGHT ASSOCIATES XI, LTD. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021	INSIGHT ASSOCIATES (EU) XI, S.A.R.L. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021	INSIGHT ASSOCIATES FUND X FOLLOW-ON, L.P. By: Insight Associates Fund X Follow-On, Ltd., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021	INSIGHT ASSOCIATES FUND X FOLLOW-ON, LTD. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: July 12, 2021	INSIGHT HOLDINGS GROUP, LLC By: ___/s/ Andrew Prodromos______ Name: Andrew Prodromos Title: Attorney-in-Fact

SCHEDULE I

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Partners	USA